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                                                                Exhibit 12.2
Allied Waste Industries, Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends
For the Five Years Ended December 31, 1996 and
  the Quarter Ended March 31, 1997
(in thousands except for ratios)



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
                                                                                                                        SIX
                                                                                                                       MONTHS
                                                                                                                        ENDED
                                                                         YEARS ENDED DECEMBER 31,                     JUNE 30,
                                                     --------------------------------------------------------------   ---------
                                                       1992         1993         1994         1995         1996         1997
                                                    --------------------------------------------------------------   ---------
Fixed Charges:
  Interest expensed................................   $2,838      $ 5,470      $10,925      $  9,247     $  8,468      $44,602
  Interest capitalized.............................      424        1,058        3,517        11,088       12,970       15,223
                                                      ------      -------      -------      --------     --------      -------
    Total interest expense.........................    3,262        6,528       14,442        20,335       21,438       59,825
  Interest component of rent expense...............      242          338          388           915        2,137        1,679
  Amortization/write-off of debt issuance costs....       85          540          869           359          877        2,104
                                                      ------      -------      -------      --------     --------      -------
    Total fixed charges............................    3,589        7,406       15,699        21,609       24,452       63,608
  Preferred dividends, grossed up for taxes........      452        1,521        4,638         7,275        1,079          591
                                                      ------      -------      -------      --------     --------      -------
    Total fixed charges and preferred dividends....   $4,041      $ 8,927      $20,337      $ 28,884      $25,531      $64,199
                                                      ======      =======      =======      ========     ========      =======
Earnings:
  Income (loss) from continuing operations
    before income taxes............................   $2,183      $ 4,015      $(4,532)     $ 21,255     $(66,414)     $32,626
  Plus fixed charges (no preferred dividends)......    3,589        7,406       15,699        21,609       24,452       63,608
  Less interest capitalized........................     (424)      (1,058)      (3,517)      (11,088)     (12,970)     (15,223)
                                                      ------      -------      -------      --------     --------      -------
    Total earnings.................................   $5,348      $10,363      $ 7,650      $ 31,776     $(54,932)     $81,011
                                                      ======      =======      =======      ========     ========      =======
Ratio of earnings to fixed charges and
  preferred stock dividends........................      1.3x         1.2x           *           1.1x          **          1.3x

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 * Earnings were insufficient to cover fixed charges and preferred stock dividends by $12,687.
** Earnings were insufficient to cover fixed charges and preferred stock dividends by $80,463.